UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-u

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported): September 18, 2024

Cabbacis Inc

(Exact name of issuer as specified in its charter)

Nevada	93-2432982
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

3193 Buffalo Avenue, Unit 1

Niagara Falls, NY 14303
(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (716) 320-5525

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events

The Board of Directors (the “Board”) of Cabbacis Inc (the “Company”), via Unanimous Written Consent, voted to amend the Company’s Bylaws on August 20, 2024 to increase the number of directors on its Board from three (3) to five (5). The Board elected Messrs. Roger Black and Paul J. Eusanio (collectively, the “New Directors”) to fill those vacancies. These directorships were effective as of September 6, 2024 and August 21, 2024, respectively, and the New Directors shall hold office until each director’s successor is duly elected and qualified.

Mr. Black is currently a North Carolina State University, College of Agriculture and Life Sciences Research, Board Member, and a tobacco product development and scientific consultant. From June 2016 to December 2022, he held various positions at ITG Brands LLC, the third-largest American tobacco manufacturing company in the United States and an independent subsidiary of multinational Imperial Brands plc, including his last position of Director of Product Development & Science. He was a Product Development and Agronomy consultant from October 2008 to May 2016. Prior to that, Mr. Black held the positions of Vice President of Product Development at R.J. Reynolds Tobacco Company and Director of Product Development at Brown & Williamson Tobacco Corporation. He holds an M.S and B.S. in Agronomy and Crop Science from North Carolina State University.

Mr. Black is well qualified to serve as a director of the Company due to his extensive experience in tobacco science and product development. Pursuant to the Company’s 2024 Equity Incentive Plan, he has been awarded 75,000 shares of the Company’s common stock, which vest on March 6, 2025.

Mr. Eusanio has served as a CPA for 30 years, including roles with two Big 4 firms, as well as a sole practitioner. He is currently Director of a mid-sized, full-service CPA firm in Western New York, Arcara Lenda Eusanio & Stacey CPAs. His practice focuses on tax planning, compliance and business advisory services, including transaction support, strategic and organizational planning. Mr. Eusanio is also a co-founder, principal and investor in other businesses, including two growing retail businesses. Mr. Eusanio has also served as part of a senior leadership team that founded and developed a rapid growth technology company, Integrated Delivery Technologies, Inc/ Cartel Network, operating a national electronic banking/transaction processing network. The company was sold to Fifth Third Bank and merged into its wholly owned subsidiary, Fifth Third Processing Solutions. He most recently also served as a Director for Buffalo Hearing & Speech from 2019 to 2023.

Mr. Eusanio is well qualified to serve as director due to his extensive public accounting and financial experience and general business experience. Pursuant to the Company’s 2024 Equity Incentive Plan, he has been awarded 75,000 shares of the Company’s common stock, which vests on August 21, 2025.

There is no arrangement or understanding between either of the New Directors and any other person pursuant to which Mr. Black or Mr. Eusanio was selected as a director. There have been no transactions involving the New Directors that would be required to be disclosed by Item 404(a) of Regulation S-K.

The Board has determined that each of the New Directors is “independent” as defined by applicable rules of The Nasdaq Stock Market LLC and the U.S. Securities and Exchange Commission (the “SEC”) applicable to Board service.

Exhibit Index

Exhibit No.	Description
9.1	Amendment to Bylaws

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cabbacis Inc

By:	/s/ Joseph Pandolfino
	Name:	Joseph Pandolfino
	Title:	Chief Executive Officer and Chairman

Dated: September 18, 2024

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